1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11,Euljiro2-ga
Jung-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                    No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES

On May 27, 2005, SK Telecom Co., Ltd. (“SK Telecom”) filed a report with the Financial Supervisory Commission with respect to the following investment:

1. Acquisition of the Shares of Common Stock of YBM Seoul Records, one of leading recording companies of Korea.

On May 27, 2005, SK Telecom resolved to purchase a 60% interest in YBM Seoul Records, one of the leading record companies in Korea, in an effort to secure digital music sources for its provision of wireless multimedia contents services, for Won 29.2 billion.

The number of acquired shares is 4,885,009, or 43.33% of the issued and outstanding shares of YBM Seoul Records, which includes SK Telecom’s option to purchase 4,697,312 new shares of YBM Seoul Records to be issued. SK Telecom intends to exercise such option on the date as agreed upon with YBM Seoul Records.

The acquisition price of Korean Won 12,701,023,400 for the issued and outstanding shares was funded from SK Telecom’s reserved earnings.

2. Movie Fund and Music Fund

SK Telecom’s board of directors resolved to form a movie fund on May 3, 2005 and a music fund on May 27, 2005, each with local investment companies in an effort to secure digital content sources for its provision of wireless multimedia services. The size of the fund will be around Won 20 billion and Won 29.7 billion, respectively. Once each of the fund is formed, SK Telecom will have a 26.66% interest in the movie fund and a 99.0% interest in the music fund.

Please refer to the press release by SK Telecom released in connection with the above matter and made available on SK Telecom’s Web site at www.sktelecom.com.

2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: June 29, 2005